UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. ‡)*

ENSTAR GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

‡	See explanatory note.
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement (as defined below).

1	NAMES OF REPORTING PERSONS Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Trident Capital V-PF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Trident V Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Trident Public Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

1	NAMES OF REPORTING PERSONS Trident Public Equity GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,451,916
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,451,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 14,665,839 voting ordinary shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

Explanatory Note

This filing is made jointly on behalf of Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”), Trident Capital V-PF, L.P. (“Trident V Parallel GP”), Trident V Professionals Fund, L.P. (“Trident V Professionals” and, together with Trident V and Trident V Parallel, the “Trident V Funds”), Stone Point GP Ltd. (“Trident V Professionals GP” and, together with Trident V GP and Trident V Parallel GP, the “Trident V GPs”) (collectively, the “Stone Point Partnerships”), Stone Point Capital LLC (“Stone Point”), Trident Public Equity LP (“TPE LP”) and Trident Public Equity GP LLC (“TPE GP” and, together with the Stone Point Partnerships, Stone Point and TPE LP, the “Reporting Persons”) with respect to the voting ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, HM 11 Bermuda.

This filing modifies that certain Schedule 13D filed by the Trident V Funds, Trident V GP, and Stone Point on November 15, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed (together with TPE LP and TPE GP) on November 25, 2016 (“Schedule 13D/A No. 1”), Amendment No. 2 filed (together with Trident V Parallel GP and Trident V Professionals GP) on May 15, 2018 (“Schedule 13D/A No. 2”), Amendment No. 3 filed on June 22, 2020 (“Schedule 13D/A No. 3”) and Amendment No. 4 filed on May 12, 2022 (“Schedule 13D/A No. 4”). This filing constitutes: (i) Amendment No. 5, in respect of Trident V Funds, Trident V GP, and Stone Point; (ii) Amendment No. 4 to the initial Schedule 13D of Schedule 13D/A No. 1, as amended by Schedule 13D/A No. 2, Schedule 13D/A No. 3 and Schedule 13D/A No. 4, in respect of TPE LP and TPE GP; and (iii) Amendment No. 3 to the initial Schedule 13D/A of Schedule 13D filed as Schedule 13D/A No. 2, as amended by Schedule 13D/A No. 3 and Schedule 13D/A No. 4, in respect of Trident V Parallel GP and Trident V Professionals GP.

The Initial Schedule 13D, as amended by Schedule 13D/A Nos. 1, 2, 3 and 4 and modified by this filing, is referenced herein as the “Schedule 13D/A,” which remains unchanged, except as specifically amended by this filing in respect of the respective filers described in the foregoing paragraph.

Capitalized terms used but not defined herein shall have the respective meanings defined in the Schedule 13D/A as previously amended.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

The sole general partner of Trident V is Trident V GP. As the general partner, Trident V GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V. Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V GP relating to Trident V, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V, except with respect to any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP. The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V.

The sole general partner of Trident V Parallel is Trident V Parallel GP. As the general partner, Trident V Parallel GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Parallel. Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V Parallel GP relating to Trident V Parallel, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V Parallel, except with respect to any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V Parallel without first receiving direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of Trident V Parallel GP. The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V Parallel.

The sole general partner of Trident V Professionals is Trident V Professionals GP. As the general partner, Trident V Professionals GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Professionals. The manager of Trident V Professionals is Stone Point. In its role as manager, Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of Ordinary Shares on behalf of Trident V Professionals but does not have any power with respect to disposition of Ordinary Shares held by Trident V Professionals. For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP.

The sole general partner of TPE LP is TPE GP. As the general partner, TPE GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by TPE LP. TPE GP is governed by a Board of Managers comprising of two individuals: Andrew R. Reutter and David J. Wermuth, who are investment professionals of Stone Point. The Trident V Funds are the sole members of TPE GP and limited partners of TPE LP.

The general partners of each of Trident V GP and Trident V Parallel GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib). There are four shareholders of Trident V Professionals GP (Messrs. Davis, Carey, Wermuth and Zerbib).

Stone Point is a Delaware limited liability company. Trident V Professionals GP is a Cayman Islands exempted company and each of the other Stone Point Partnerships is a Cayman Islands limited partnership. The principal business of Stone Point and each of the Stone Point Partnerships is investing in the securities of companies operating in the financial services industry. TPE LP is a Delaware limited partnership whose principal business is investing in the securities of companies operating in the financial services industry. TPE GP is a Delaware limited liability company, whose principal business is serving as the general partner of TPE LP. The registered office of each of the Reporting Persons is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point; each general partner of Trident V GP and Trident V Parallel GP; each member of the Investment Committee of Trident V GP and Trident V Parallel GP; the shareholders of Trident V Professionals GP; and each member of the Board of Managers of TPE GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of Stone Point and the Stone Point Partnerships, none of the entities or persons affiliated with such persons and identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following information:

On July 29, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of the Issuer (“New Company Holdco”), Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of New Company Holdco (“Company Merger Sub”), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), and Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of Parent (“Parent Merger Sub”). Parent and Merger Sub are backed by equity commitments from investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC. Pursuant to the Merger Agreement, the Issuer, New Company Holdco, Company Merger Sub, Parent and Parent Merger Sub will effect a series of mergers (collectively, the “Mergers”), with the Issuer surviving such mergers as a wholly owned subsidiary of Parent.

In connection with the Mergers, Stone Point Credit Adviser LLC, an affiliate of Stone Point, has committed, pursuant to the preferred equity commitment letter dated July 29, 2024 (the “Preferred Equity Commitment Letter”), to purchase, at or immediately prior to the closing of the Mergers, preferred equity interests in a parent entity of Parent with an aggregate liquidation preference of $175,000,000, on the terms and subject to the conditions set forth in the Preferred Equity Commitment Letter. The obligations of Stone Point Credit Adviser LLC to purchase the preferred equity interests under the Preferred Equity Commitment Letter are subject to a number of conditions, including the receipt of executed preferred equity documentation, accuracy of certain representations and warranties, consummation of the Mergers and contribution of equity contemplated by the Equity Commitment Letter.

Item 5. Interest in Securities of the Issuer

Items 5(a) through (c) are hereby amended and restated in their entirety to read as follows:

(a), (b) The following disclosure is based on 14,665,839 Ordinary Shares outstanding as of July 25, 2024, as disclosed in the Merger Agreement.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the following Reporting Persons may be deemed to beneficially own an aggregate of 1,451,916 Ordinary Shares held by or held for TPE LP, representing approximately 9.9% of the Ordinary Shares outstanding:

(i)	Each of the Trident V Funds, which has shared voting and dispositive power with respect to such shares;

(ii)	Trident V GP, in its capacity as sole general partner of Trident V;

(iii)	Trident V Parallel GP, in its capacity as sole general partner of Trident V Parallel;

(iv)	Trident V Professionals GP, in its capacity as sole general partner of Trident V Professionals;

(v)	Stone Point, in its capacity as the manager of each of the Trident V Funds; and

(vi)	TPE GP, in its capacity as sole general partner of TPE LP.

As further described in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident V GP, Trident V Parallel GP and Trident V Professionals GP to exercise shared voting rights with respect to the aggregate of 1,451,916 Ordinary Shares on behalf of Trident V, Trident V Parallel and Trident V Professionals, respectively, but Stone Point does not have any power with respect to disposition of Ordinary Shares held by or held for each of the Trident V Funds. Pursuant to TPE LP’s limited partnership agreement, any action by TPE LP, including any action with respect to the Ordinary Shares reported herein, must be approved by a unanimous vote of the limited partners of TPE LP. Therefore, each of the Trident V Funds may be deemed to beneficially own any shares directly beneficially owned by TPE LP.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Schedule I in respect of such Reporting Person, has effected any transactions in Ordinary Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2024	TRIDENT V, L.P.

	By:	Trident Capital V, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PARALLEL FUND, L.P.

	By:	Trident Capital V-PF, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V-PF, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PROFESSIONALS FUND, L.P.

	By:	Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Chief Compliance Officer

TRIDENT PUBLIC EQUITY LP

By:	Trident Public Equity GP LLC, its general partner

By:	/s/ Sally DeVino
Name:	Sally DeVino
Title:	Vice President

TRIDENT PUBLIC EQUITY GP LLC

By:	/s/ Sally DeVino
Name:	Sally DeVino
Title:	Vice President

SCHEDULE I

Set forth below is the name and principal occupation of: (i) each of the members of Stone Point Capital LLC (“Stone Point”); (ii) each of the general partners of Trident Capital V, L.P. (“Trident V GP”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”); (iii) each of the shareholders of Stone Point GP Ltd. (“Trident V Professionals GP”); (iv) each of the members of the Investment Committee of Trident V GP, Trident V Parallel GP and Trident V Professionals GP; and (v) each of the members of the Board of Managers of Trident Public Equity GP LLC (“TPE GP”). Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

James D. Carey

Co-Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder and member of Investment Committee, Trident V Professionals GP

Private Equity Investor, Stone Point

Charles A. Davis

Chairman and Co-Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder and member of Investment Committee, Trident V Professionals GP

Private Equity Investor, Stone Point

Stephen Friedman Senior Chairman, Stone Point Member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point

Agha S. Khan Co-Head of Private Equity, Stone Point Member of Investment Committee, Trident V GP, Trident V Parallel GP and Trident V Professionals GP	Private Equity Investor, Stone Point

Fayez Muhtadie Co-Head of Private Equity, Stone Point Member of Investment Committee, Trident V GP, Trident V Parallel GP and Trident V Professionals GP	Private Equity Investor, Stone Point

Andrew R. Reutter Head of Capital Markets, Stone Point Member of the Board of Managers of TPE GP	Private Equity Investor, Stone Point

David J. Wermuth

Co-President and COO and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder and member of Investment Committee, Trident V Professionals GP

Member of the Board of Managers of TPE GP

Private Equity Investor, Stone Point

Nicolas D. Zerbib

Co-President and CIO, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP

Shareholder and member of Investment Committee, Trident V Professionals GP

Private Equity Investor, Stone Point